U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation
Amendment No. 5

NAME OF REGISTRANT: Allergan plc
NAME OF PERSON RELYING ON EXEMPTION: Appaloosa LP
ADDRESS OF PERSON RELYING ON EXEMPTION: 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078
WRITTEN MATERIALS: The following written materials are attached:
Exhibit 1: Press Release regarding letter from Appaloosa LP to Allergan plc’s Board of Directors, dated February 5, 2019 (previously filed)
Exhibit 2: Press Release regarding letter from Appaloosa LP to Allergan plc’s Board of Directors, dated February 19, 2019 (previously filed)
Exhibit 3: Press Release regarding John Chevedden’s support of Appaloosa LP’s proposal, dated February 28, 2019 (previously filed)
Exhibit 4: Press Release regarding Appaloosa LP’s statement on Allergan plc’s failed anti-depression study, dated March 7, 2019 (previously filed)
Exhibit 5: Press release regarding Appaloosa LP’s statement on Allergan plc’s annual proxy statement, dated March 25, 2019 (previously filed)
Exhibit 6: Presentation regarding Appaloosa LP’s shareholder proposal submitted to Allergan plc for consideration at the 2019 Annual General Meeting of Shareholders (previously filed)
Exhibit 7: Press release regarding Appaloosa LP’s supplemental presentation regarding Appaloosa LP’s shareholder proposal submitted to Allergan plc for consideration at the 2019 Annual General Meeting of Shareholders, dated April 4, 2019
Exhibit 8: Supplemental presentation regarding Appaloosa LP’s shareholder proposal submitted to Allergan plc for consideration at the 2019 Annual General Meeting of Shareholders

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

APPALOOSA FILES SUPPLEMENTAL PRESENTATION HIGHLIGHTING ALLERGAN’S PERSISTENT FAILURES

NEW YORK – April 4, 2019 – Appaloosa LP today issued a supplemental presentation in response to Allergan plc’s (NYSE: AGN) (“Allergan”) April 2, 2019 filing regarding Appaloosa’s proposal to separate the roles of Chairman and CEO.

The supplemental presentation is available at https://www.businesswire.com/news/home/51965027/en and the original presentation is available here.

Media Contacts
Jonathan Gasthalter/Nathaniel Garnick
Gasthalter & Co.
(212) 257-4170

IMPORTANT NOTICE
Funds advised by Appaloosa LP (“Appaloosa”) have submitted to Allergan plc (“Allergan”) a shareholder proposal to separate the roles of Chairman and Chief Executive Officer to be considered at Allergan’s 2019 annual general meeting of shareholders.  This communication is not a solicitation of proxies and Appaloosa is not seeking authority to vote any proxy in connection with Allergan’s annual general meeting.  Shareholders should NOT send us any proxy card.  Shareholders may vote for Appaloosa’s shareholder proposal by executing and returning the form of proxy card furnished by Allergan in accordance with the procedures set forth in Allergan’s proxy materials.  Shareholders with questions may contact Okapi Partners, Appaloosa’s Information Agent, toll free in the U.S. and Canada at (877) 869-0171 or at +1 (212) 297-0720 outside of the U.S. or Canada.
 investment: Vote “FOR” the Appaloosa Shareholder Proposal  Allergan’s Board has abdicated its oversight responsibilities and failed to hold management accountable for the consequences of its impulsive decision making. Only a change at the top can begin to alter this dysfunctional Board culture.We ask our fellow shareholders to send a clear message to the Board: NOW IS THE TIME FOR A NEW APPROACH AT ALLERGAN.Our proposal to separate the roles of Chairman and CEO should be just one of the steps Allergan takes to drive real, positive change: Provide active, independent oversight of Allergan’s CEO and management team. Increase CEO and management accountability.Bring an end to a culture of excessive deference to management and provide the Board with a powerful tool to drive business strategy and financial performance.  18  YOUR VOTE COUNTS NO MATTER HOW MANY SHARES YOU OWN. Shareholders with questions may contact Okapi Partners, Appaloosa’s Information Agent, toll free in the U.S. and Canada at (877) 869-0171 or at +1 (212) 297-0720 outside of the U.S. or Canada.

   The Urgent Need for a New Approach at AllerganSupplement Presentation

 Funds advised by Appaloosa LP (“Appaloosa”) have submitted to Allergan plc (“Allergan”) a shareholder proposal to separate the roles of Chairman and Chief Executive Officer to be considered at Allergan’s 2019 annual general meeting of shareholders.  This communication is not a solicitation of proxies and Appaloosa is not seeking authority to vote any proxy in connection with Allergan’s annual general meeting.  Shareholders should NOT send us any proxy card. Shareholders may vote for Appaloosa’s shareholder proposal by executing and returning the form of proxy card furnished by Allergan in accordance with the procedures set forth in Allergan’s proxy materials.  Shareholders with questions may contact Okapi Partners, Appaloosa’s Information Agent, toll free in the U.S. and Canada at (877) 869-0171 or at +1 (212) 297-0720 outside of the U.S. or Canada.    Important notice  2

 Appaloosa’s ask of Allergan is simple and justified: increase board oversight and accountability for a management team that has failed to deliver results.Allergan’s April 2, 2019 slide presentation -- replete with tables, graphs and charts -- largely focuses on issues that are beside the point. Despite the deck’s slick visual aids, Allergan’s business continues to languish. The Company’s long depressed stock price, on the other hand, responds favorably to disappointing drug trial results in the belief among investors that failure may improve prospects for a change in strategic direction, management, and/or ownership. NONE OF ALLERGAN’S CHARTS CAN OBFUSCATE THESE FACTS.    Appaloosa’s Proposal   3

 Allergan’s commitment to “best in class” governance and shareholder engagement is disingenuous. All of the Board’s recent half-measures were implemented after Appaloosa’s public criticism and proxy initiative.It is doubtful that the Board or management would have acted on their own despite a multi-year record of strategic blunders, massive write-downs, and woeful stock price performance.After three years of vigorous resistance, Allergan pretends to separate the roles of Chairman and CEO by committing to a change at some point in the distant future.THE THINLY VEILED PURPOSE OF THESE HALF-MEASURES APPEARS OBVIOUS: PRESERVE THE CURRENT CEO’S ENTITLEMENT TO THE CHAIRMAN TITLE.     4  Allergan’s Persistent Corporate Governance Failures

   5  Allergan would have investors believe that the Board now embraces its oversight role and has belatedly reined in executive compensation. Unfortunately, the policy of excessive compensation at Allergan (in which the current Lead Director played an active role as a member of the Compensation Committee) is alive and well. Allergan’s compensation program features significant alternate year stock grants, so compensation packages were already due to be facially lower than in 2017. Relative to 2016, the relevant alternate year for comparison with 2018, CEO compensation rose by more than 60% ($6.6 million vs. $4.1 million).Annual targets for revenue and adjusted EPS were seemingly chosen to portray compensation as “pay for performance”. These targets, however, were set at levels at or near the bottom of the range of guidance that management provided to the investment community. Furthermore, when the expected contribution from Allergan’s Restasis drug (which benefited from a fortuitous delay in generic competition) is excluded, the targets amount to a zero-growth hurdle for the performance of the Company’s remaining business.  Allergan’s Excessive Compensation

 Revenue performance of less than 2% above a “soft” target somehow generated a 133% payout ratio under the annual incentive program.Furthermore, Allergan calculated an “Individual Performance Modifier” of 145% for the CEO, which it justified with revenue and EPS performance measures that included the windfall contribution of Restasis in 2018.The formulaic result of this flawed methodology appears to have been too much even for Allergan’s Compensation Committee and the payout was reduced. Allergan’s Long-Term Incentive Plan includes a payout for achieving undisclosed R&D milestones that may encourage management to advance pipeline projects to the next level even if commercial viability is questionable.Lack of transparency in setting these milestones.The process is suspect in light of a history of failed drug trials, most recently Rapastinel and Abicipar.AGN’S POORLY DESIGNED COMPENSATION PROGRAM REMAINS AN EXCUSE FOR EXCESSIVE MANAGEMENT PAYOUTS, RATHER THAN A TOOL FOR INCENTIVIZING PERFORMANCE.    6  Allergan’s Excessive Compensation

   Allergan’s Catalog of Broken Promises  7  DATE  SAUNDERS’ SPIN1  CALENDAR YEAR SHARE PRICE PERFORMANCE2   February 2016  “It has been a very exciting and successful 2015 for Allergan as we continue to transform our business into a Growth Pharma leader.”   Down 32%  February 2017  “We have a good report card for 2016 and a positive outlook for 2017 and beyond.”  Down 22%  February 2018  “We have a strong future and a lot to look forward to in 2018.”  Down 18%  January 2019  “We feel confident about our outlook in 2019.”  ?????  Allergan’s management adeptly rolls out catch phrases more often than new drug formulations. Phrases such as “Open Science”, “Growth Pharma”, “Bold for Life”, “Six Stars” and “Strategic Review” wear out with time and ultimately ring hollow. “Strategic Transformation” is no different and is simply yet another attempt to distract shareholders from what is clearly a failed strategy.  Allergan requires a substantive change in course, which must begin with a new tone at the top.Allergan’s Board needs to stop ticking “best in class” governance boxes and start disrupting the status quo. Real accountability begins with real oversight of the CEO.  1 Comments from earnings calls dated February 22, 2016, February 8, 2017, February 6, 2018 and January 29, 2019, respectively. 2 Year-over-year change in stock price.